77I Exhibit

Active Assets Money Trust

The Board of Trustees of Active Assets Money Trust (the
"Fund"), at a meeting duly convened and held on February 24-25, 2016, approved an amendment to the Fund's Declaration of Trust to insert language permitting redemption at the option of the Fund under certain circumstances.